UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

FINJAN HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

31788H303

(CUSIP Number)

Suzanne McDermott

Halcyon Capital Management LP

477 Madison Avenue

8th Floor

New York, NY 10022

212-303-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Long Duration Recoveries Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): PN, IA

(1)	Includes 2,355,506 shares of common stock of the Finjan Holdings, Inc. (the “Issuer”) issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: HLDR Management GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Holdings GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): PN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Halcyon Management Partners GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): OO, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: John Bader
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Schedule 13D

CUSIP No. 31788H303

(1)	Name of Reporting Persons: Jason Dillow
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,272,427 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,272,427 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,272,427 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.2% (2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.
(2)	Based on 27,732,328 shares of common stock of the Issuer outstanding as of April 23, 2018, as reported in the Issuer’s Proxy Statement filed with the SEC on April 30, 2018, plus 2,355,506 shares of common stock of the Issuer issuable upon the exercise of a warrant.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Halcyon Long Duration Recoveries Management LP (“HLDR”), HLDR Management GP LLC (“HLDR Management”), Halcyon Management Holdings GP LLC (“Halcyon Management”), Halcyon Management Partners LP (“Halcyon Partners”), Halcyon Management Partners GP LLC (“Halcyon Partners GP”), John Bader and Jason Dillow (collectively, the “Reporting Persons”) on March 19, 2018. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

John Greene, an employee of an affiliate of HLDR, who had been serving as an observer to the Issuer’s Board, has been nominated by the Issuer for election to the Issuer’s Board at the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), which is schedule to be held on June 20, 2018. Mr. Greene has been nominated for election as a Class 3 Director and would be elected to a three-year term expiring at the Issuer’s 2021 Annual Meeting of Stockholders if elected at the 2018 Annual Meeting.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Issuer’s Board regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise, in each case, as applicable. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 2, 2018

Halcyon Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HLDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

John Bader

By:	/s/ John Bader

Jason Dillow

By:	/s/ Jason Dillow